March 9, 2007

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	eAutoclaims, Inc.
Form 10-K for the year ended July 31, 2006
Filed October 31, 2006
File No. 0-23903

Dear Ms. van Doorn,

This letter is written in response to your comment letter dated February 28, 2007 regarding the above referenced filings for eAutoclaims, Inc. (“eAuto”). To facilitate your review of this filing, I have repeated your question or comment from your letter and then provided our response.

1.	Note 6-Purchase and Sale of Building, page F-12:

We note that the net result of the December 2005 purchase and sale transaction, after deducting applicable expenses, was a gain to the Company of $756,943. Please tell us whether you accounted for the sale of the facility to the third party as a sale-leaseback transaction pursuant to SFAS 98. In your response, explain how you considered SFAS in your gain recognition and quantify the portion of the net gain recognized that is attributed to the sale-leaseback transaction. Finally, please cite any relevant terms of the new lease that are not apparent from your disclosure.

eAuto recorded the sale transaction in accordance with the criteria established in SFAS 66. Specifically, the title passed to the new unrelated buyer and we received cash in full at the closing. The lease that we signed with the new buyer for the space that we currently occupy established rental payments consistent with market prices, with incremental rent increases in subsequent years. The lease allows us to renew for a period of an additional three years and allows us the right of first refusal to lease the adjoining space in the facility when the existing tenant’s lease expires in 2008.

2.	Note 9-Stockholders’ Equity, page F-15.

Please explain to us why the $475,829 was not recorded as an expense as it appears to relate to a guaranteed volume under a subscription agreement.

eAuto recorded the original transaction as a capital transaction with contingent shares, as defined in SFAS 128, paragraph 10. The contingent shares were to be issued only if a performance condition (the specified claims volume) was not achieved. Although contingent shares based on operational performance conditions are normally related to expenses, in this case the underlying transaction is a private placement of equity units, which is a capital transaction. FASB Concepts Statement 6, paragraph 83, states that distributions to owners are not losses that would be reflected in the results of operations. Accordingly, the issuance of contingent shares related to the private placement was accounted for as a capital transaction.

ARB 43, Chapter 7B, paragraph 1, classified the issuance of common stock to common shareholders without consideration as a stock dividend. The difference between this transaction and a general distribution of common stock to all stockholders is that only specific people, the original unit holders, received the common stock when performance conditions were not met. Consequently, the issuance of the contingent shares in this circumstance was not deemed to be a loss, but rather a stock dividend granted to specific, but not all common stockholders.

Pursuant to your request, this response letter is filed electronically via EDGAR. If you need any additional information, please do not hesitate to contact me at 813 749-1020.

Very truly yours,

/s/ Larry Colton

Larry Colton

Chief Financial Officer

eAutoclaims, Inc.